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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

October 23, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund Trust (the “Registrant”)

(File No. 333-206028)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the Limited Duration Portfolio (the “Acquiring Fund”), a series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2015 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Limited Duration U.S. Government Trust (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), would be transferred to the Acquiring Fund, in exchange for shares of beneficial interest of the Acquiring Fund (the “Reorganization”). The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf.  Below, we describe the changes made in response to the Commission Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.   As requested, we have attached the affected pages hereto.  These changes will also be reflected in the proxy statement and prospectus that will be filed via EDGAR pursuant to Rule 497(c) under the Securities Act of 1933, on or about October 26, 2015.

GENERAL COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS

Comment 2.         Please revise the disclosure to include the capital gains/losses on a per share basis and any anticipated brokerage costs, both gross and on a per share basis.

Response 2.                               The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 3.         The Proxy Statement and Prospectus indicates that approximately 60% portfolio turnover is expected in connection with the Reorganization; however, there are no adjustments shown in the Pro Forma Financial Statements to reflect this.  Please tickmark securities expected to be sold in in connection with the Reorganization.

Response 3.                               The disclosure has been revised accordingly.

*                                                                                         *                                                                                         *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Edward J. Meehan, Jr. at (212) 296-6982 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Edward J. Meehan, Jr.